UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

Loudeye Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

545754103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners IV, L.P. (“OVP IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,644,754 shares, except that OVMC IV, L.L.C. (“OVMC IV”), the general partner of OVP IV, may be deemed to have sole power to vote these shares, and George H. Clute (“Clute”), Gerard H. Langeler (“Langeler”), William D. Miller (“Miller”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,644,754 shares, except that OVMC IV, the general partner of OVP IV, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,644,754

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners IV Entrepreneurs Fund, L.P. (“OVP IV EF”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
272,547 shares, except that OVMC IV, the general partner of OVP IV EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
272,547 shares, except that OVMC IV, the general partner of OVP IV EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,547

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners V, L.P. (“OVP V”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
423,862 shares, except that OVMC V, L.L.C. (“OVMC V”), the general partner of OVP V, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
423,862 shares, except that OVMC V, the general partner of OVP V, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,862

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners V Entrepreneurs Fund, L.P. (“OVP V EF”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
47,096 shares, except that OVMC V, the general partner of OVP V EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
47,096 shares, except that OVMC V, the general partner of OVP V EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OVMC IV, L.L.C. (“OVMC IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,917,301 shares, of which 3,644,754 are directly owned by OVP IV and 272,547 shares are directly owned by OVP IV EF.  OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,917,301 shares, of which 3,644,754 are directly owned by OVP IV and 272,547 shares are directly owned by OVP IV EF.  OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,917,301

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OVMC V, L.L.C. (“OVMC V”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
470,958 shares, of which 423,862 are directly owned by OVP V and 47,096 shares are directly owned by OVP V EF.  OVMC V, the general partner of OVP V and OVP V EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
470,958 shares, of which 423,862 are directly owned by OVP IV and 47,096 shares are directly owned by OVP V EF.  OVMC V, the general partner of OVP V and OVP V EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC V may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George H. Clute (“Clute”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U. S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Clute, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Clute, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerard H. Langeler (“Langeler”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Langeler, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Langeler, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William D. Miller (“Miller”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. and Miller, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Miller, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 545754103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles P. Waite, Jr. (“Waite”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 87,500 shares

6.

Shared Voting Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Waite, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 87,500 shares

8.

Shared Dispositive Power
4,388,259 shares, of which 3,644,754 are directly owned by OVP IV, 272,547 are directly owned by OVP IV EF, 423,862 are directly owned by OVP V, and 47,096 shares are directly owned by OVP V EF.  OVMC IV is the general partner of OVP IV and OVP IV EF.  OVMC V is the general partner of OVP V and OVP V EF. Waite, a managing member of OVMC IV and OVMC V, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,475,759

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Loudeye Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices Times Square 414 Olive Way Seattle, Washington 98101

Item 2.
(a)

Name of Person Filing

This Statement is filed by Olympic Venture Partners IV, L.P., a Delaware limited partnership (“OVP IV”), Olympic Venture Partners IV Entrepreneurs Fund, L.P., a Delaware limited partnership (“OVP IV EF”), Olympic Venture Partners V, L.P., a Delaware limited partnership (“OVP V”), Olympic Venture Partners V Entrepreneurs Fund, L.P. a Delaware limited partnership (“OVP V EF”), OVMC IV, L.L.C., a Delaware limited liability company (“OVMC IV”) and the general partner of OVP IV and OVP IV EF, OVMC V, L.L.C., a Delaware limited liability company (“OVMC V”) and the general partner of OVP V and OVP V EF, George H. Clute (“Clute”), Gerard H. Langeler (“Langeler”), William D. Miller (“Miller”) and Charles P. Waite, Jr. (“Waite”) , the managing members of OVMC IV and OVMC V.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by OVP IV and OVP IV EF.  OVMC V, the general partner of OVP V and OVP V EF, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by OVP V and OVP V EF.  Clute, Langeler, Miller and Waite are managing members of OVMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by OVP IV and OVP IV EF.  Clute, Langeler, Miller and Waite are managing members of OVMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by OVP V and OVP V EF.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: OVP Venture Partners 2420 Carillon Point Kirkland, Washington 98033
(c)

Citizenship
OVP IV, OVP IV EF, OVP V and OVP V EF are Delaware limited partnerships.  OVMC IV and OVMC V are Delaware limited liability companies.  Clute, Langeler, Miller and Waite are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 545754103

Item 3.	Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of OVP IV, OVP IV EF, OVP V and OVP V EF, and the limited liability company agreements of OVMC IV and OVMC V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002	OLYMPIC VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS IV ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC IV, L.L.C., a Delaware Limited Liability Company
	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS V, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS V ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC V, L.L.C., a Delaware Limited Liability Company
	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GEORGE H. CLUTE

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GERARD H. LANGELER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

WILLIAM D. MILLER

	By:	/s/ Bill Funcannon
	Bill Funcannon,		Bill Funcannon
Attorney-in-fact

CHARLES P. WAITE, JR.

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney making Bill Funcannon Attorney-in-fact	17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Loudeye Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2002

OLYMPIC VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS IV ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC IV, L.L.C., a Delaware Limited Liability Company
	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS V, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS V ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC V, L.L.C., a Delaware Limited Liability Company
	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GEORGE H. CLUTE

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GERARD H. LANGELER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

WILLIAM D. MILLER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

CHARLES P. WAITE, JR.

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

 EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates OVMC V L.L.C., a Delaware Limited Liability Company or such other person or entity as is designated in writing by Bill Funcannon (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Bill Funcannon (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

OLYMPIC VENTURE PARTNERS III, L.P., a Delaware Limited Partnership

By: OLYMPIC VENTURE MANAGEMENT COMPANY III, L.P., a Delaware Limited Partnership
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS III ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OLYMPIC VENTURE MANAGEMENT COMPANY III, L.P., a Delaware Limited Partnership
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE MANAGEMENT COMPANY III, L.P., a Delaware Limited Partnership
By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS IV ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OVMC IV, L.L.C., a Delaware Limited Liability Company
By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS V, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OLYMPIC VENTURE PARTNERS V ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

OVMC V, L.L.C., a Delaware Limited Liability Company
By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GEORGE H. CLUTE

By:	/s/ George H. Clute
George H. Clute

GERARD H. LANGELER

By:	/s/ Gerard H. Langeler
Gerard H. Langeler

WILLIAM D. MILLER

By:	/s/ William D. Miller
William D. Miller

CHARLES P. WAITE, JR.

By:	/s/ Charles P. Waite, Jr.
Charles P. Waite, Jr.